Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited)

TASEKO MINES LIMITED

Condensed Consolidated Interim Balance Sheets

(Cdn$ in thousands)
(Unaudited)

		March 31,	December 31,
	Note	2025	2024

ASSETS
Current assets
Cash and equivalents		120,778	172,732
Accounts receivable	8	7,046	5,643
Inventories	9	110,314	138,890
Prepaids		5,493	8,179
Other financial assets	10	4,913	27,795
		248,544	353,239

Property, plant and equipment	11	1,901,296	1,770,102
Inventories	9	38,428	39,586
Other financial assets	10	959	959
Deferred tax assets		25,866	25,226
Goodwill		5,931	5,931
		2,221,024	2,195,043

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		134,198	129,927
Current portion of long-term debt	13	35,055	32,853
Current portion of deferred revenue	16	16,797	13,666
Current portion of Cariboo consideration payable	14	16,049	16,447
Interest payable		24,716	9,890
Current income tax payable		4,053	4,053
		230,868	206,836

Long-term debt	13	758,340	764,355
Cariboo consideration payable	14	117,173	129,421
Deferred revenue	16	77,905	77,327
Florence royalty obligation	15	86,978	84,383
Florence copper stream	5c	87,498	67,813
Provision for environmental rehabilitation		167,530	169,570
Deferred tax liabilities		176,262	183,964
Other financial liabilities	18b	10,348	8,152
		1,712,902	1,691,821

EQUITY
Share capital	17	560,478	529,413
Contributed surplus		59,373	57,786
Accumulated other comprehensive income ("AOCI")		53,653	52,845
Deficit		(165,382)	(136,822)
		508,122	503,222
		2,221,024	2,195,043

Commitments and contingencies	20
Subsequent events	13b, 14

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TASEKO MINES LIMITED

Condensed Consolidated Interim Statements of Comprehensive (Loss) Income

(Cdn$ in thousands, except share and per share amounts)
(Unaudited)

		Three months ended March 31,
	Note	2025	2024

Revenues	3	139,149	146,947
Cost of sales
Production costs	4	(100,358)	(107,504)
Depletion and amortization	4	(22,425)	(15,024)
Earnings from mining operations		16,366	24,419

General and administrative		(3,324)	(3,129)
Share-based compensation expense	18c	(5,004)	(5,440)
Project evaluation expense		(1,169)	(217)
Changes in derivatives and other fair value instruments	5a	(25,089)	(5,221)
Other income		56	138
(Loss) income before financing costs and income taxes		(18,164)	10,550

Finance income		1,330	1,086
Finance expenses	6	(12,207)	(12,812)
Accretion expenses	6	(6,670)	(7,037)
Foreign exchange loss		(829)	(12,017)
Gain on Cariboo acquisition	12	-	47,426
Gain on acquisition of control of Gibraltar	12	-	14,982
(Loss) income before income taxes		(36,540)	42,178

Income tax recovery (expense)	7	7,980	(23,282)
Net (loss) income		(28,560)	18,896

Other comprehensive income
Items that will remain permanently in other comprehensive income:
Gain on financial assets		251	65
Items that may in the future be reclassified to profit (loss):
Foreign currency translation reserve		557	10,046
Total other comprehensive income		808	10,111

Total comprehensive (loss) income		(27,752)	29,007

(Loss) earnings per share
Basic	19	(0.09)	0.07
Diluted	19	(0.09)	0.06

Weighted average shares outstanding (thousands)
Basic	19	310,424	290,465
Diluted	19	310,424	291,962

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TASEKO MINES LIMITED

Condensed Consolidated Interim Statements of Cash Flows

(Cdn$ in thousands)
(Unaudited)

		Three months ended March 31,
	Note	2025	2024

Operating activities
Net (loss) income for the period		(28,560)	18,896
Adjustments for:
Depletion and amortization	11	22,425	15,024
Income tax (recovery) expense	7	(7,980)	23,282
Finance expenses	6	12,207	12,812
Finance income		(1,330)	(1,086)
Accretion expense	6	6,670	7,037
Amortization of deferred revenue	16	(1,609)	(1,590)
Loss on derivatives	5a	25,089	5,221
Unrealized foreign exchange loss		2,074	13,688
Gain on Cariboo acquisition	12	-	(47,426)
Gain on acquisition of control of Gibraltar	12	-	(1,628)
Share-based compensation expense	18c	4,169	5,667
Other operating activities		(2,796)	(45)
Net change in working capital	21	25,533	9,722
Cash provided by operating activities		55,892	59,574

Investing activities
Gibraltar capitalized stripping costs	11	(38,082)	(13,957)
Gibraltar capital expenditures	11	(13,601)	(7,883)
Florence Copper development costs	11	(79,981)	(30,762)
Other project development costs	11	(594)	(404)
Acquisition of Cariboo, net of cash acquired	14	-	(5,116)
Release of restricted cash	20a	-	12,500
Net outflows related to copper price options	5b	-	(1,985)
Interest income and other		1,330	922
Cash used for investing activities		(130,928)	(46,685)

Financing activities
Interest paid		(2,980)	(23,609)
Proceeds from Florence financings	5	14,381	79,681
Repayment of Florence financings	13f	(1,598)	(1,291)
Repayment of Gibraltar equipment financings	13e	(8,630)	(6,043)
Repayment of Cariboo consideration payable	14	(10,000)	-
Net proceeds from share issuances	17	29,630	-
Net share-based compensation		689	(238)
Cash provided by financing activities		21,492	48,500
Effect of exchange rate changes on cash and equivalents		1,590	(205)
(Decrease) increase in cash and equivalents		(51,954)	61,184
Cash and equivalents, beginning of period		172,732	96,477
Cash and equivalents, end of period		120,778	157,661
Supplementary cash flow disclosures	21

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TASEKO MINES LIMITED

Condensed Consolidated Interim Statements of Changes in Equity

(Cdn$ in thousands)
(Unaudited)

	Number of	Share	Contributed
	Shares	capital	surplus	AOCI	Deficit	Total

Balance as at January 1, 2024	290,000	486,136	54,833	16,557	(123,378)	434,148
Share-based compensation	-	-	5,845	-	-	5,845
Exercise of options	2,615	5,524	(1,969)	-	-	3,555
Share issuance, net	12,061	37,753	-	-	-	37,753
Settlement of performance share units	-	-	(923)	-	-	(923)
Total comprehensive income (loss) for the year	-	-	-	36,288	(13,444)	22,844
Balance as at December 31, 2024	304,676	529,413	57,786	52,845	(136,822)	503,222

Balance as at January 1, 2025	304,676	529,413	57,786	52,845	(136,822)	503,222
Share-based compensation	-	-	3,153	-	-	3,153
Exercise of options	633	1,074	(385)	-	-	689
Share issuance, net	10,566	29,991	-	-	-	29,991
Settlement of performance share units	-	-	(1,181)	-	-	(1,181)
Total comprehensive income (loss) for the period	-	-	-	808	(28,560)	(27,752)
Balance as at March 31, 2025	315,875	560,478	59,373	53,653	(165,382)	508,122

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

1. REPORTING ENTITY

Taseko Mines Limited (the "Company" or "Taseko") is a corporation governed by the British Columbia Business Corporations Act. The unaudited condensed consolidated interim financial statements of the Company as at and for the three months ended March 31, 2025, comprise the Company and its wholly-owned subsidiaries. The Company is principally engaged in the production and sale of metal concentrates, as well as related activities, including mine permitting and development, within the Province of British Columbia, Canada, and the State of Arizona, USA.

As a result of the Company's acquisition of Cariboo Copper Corporation ("Cariboo"), the financial results of the Company after March 25, 2024, reflect its 100% interest in Gibraltar mine ("Gibraltar") (Note 14). The financial results for the period up to and including March 25, 2024, reflect the Company's 87.5% interest in Gibraltar (Note 14).

2. MATERIAL ACCOUNTING POLICIES

2.1 Statement of Compliance

These unaudited condensed consolidated interim financial statements have been prepared in compliance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB") as applicable to the preparation of interim financial statements under IAS 34, Interim Financial Reporting.

These unaudited condensed consolidated interim financial statements were authorized for issuance by the Company's Audit and Risk Committee on May 1, 2025.

2.2 Use of Judgements and Estimates

The preparation of these unaudited condensed consolidated interim financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The significant judgements made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those applied to the audited annual consolidated financial statements as at and for the year ended December 31, 2024.

2.3 New Accounting Standards Issued but not yet Effective

In 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 introduces a new structure for the statement of profit or loss, requiring entities to present operating, investing, and financing categories, and enhances disclosures to improve comparability and transparency of financial performance. The standard is effective for annual reporting periods beginning on or after January 1, 2027, and is applied retrospectively. The Company is currently evaluating the impact of the amendments on its condensed interim consolidated financial statements.

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

2. MATERIAL ACCOUNTING POLICIES (CONTINUED)

2.3 New Accounting Standards Issued but not yet Effective (Continued)

The IASB also issued the 'Amendments to IFRS 9 and IFRS 7: Financial Instruments and Disclosures'. These amendments focus on financial instruments with ESG-linked features and introduce additional disclosure requirements to enhance transparency of related risks. The amendments are effective for periods beginning on or after January 1, 2026, and are applied retrospectively. The Company is currently evaluating the impact of the amendments on its condensed interim consolidated financial statements.

In addition, the IASB issued the 'Annual Improvements to IFRS Standards 2021-2023 Cycle', which includes amendments to IFRS 1, IFRS 7, IFRS 9, IFRS 10, and IAS 7, aimed at improving consistency and application. The amendments are effective for periods beginning on or after January 1, 2026, and are applied retrospectively. The Company is currently evaluating their impact on its condensed interim consolidated financial statements.

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

3. REVENUES

	Three months ended March 31,
	2025	2024
Revenues from contracts with customers:
Copper	128,783	139,552
Molybdenum	9,767	5,524
Silver (Note 16b)	1,741	1,727
Gold	389	-
	140,680	146,803
Copper price adjustments for the period	(538)	(382)
Molybdenum price adjustments for the period	(993)	526
Revenues	139,149	146,947

4. COST OF SALES

	Three months ended March 31,
	2025	2024
Site operating costs	68,917	79,678
Transportation costs	5,984	10,153
Change in inventories:
Changes in finished goods	2,710	20,392
Changes in sulphide ore stockpiles	28,263	17
Changes in oxide ore stockpiles	(5,516)	(2,736)
Production costs	100,358	107,504
Depletion and amortization	22,425	15,024
Cost of sales	122,783	122,528

Site operating costs include personnel costs, operating waste stripping costs, repair and maintenance costs, consumables, operating supplies and external services.

For the three months ended March 31, 2024, changes in inventories of finished goods also included $13,354 in fair value adjustments to concentrate inventory held at March 25, 2024 that was sold between March 26 and March 31, 2024 (Note 12).

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

5. DERIVATIVES AND OTHER FAIR VALUE INSTRUMENTS

a) Derivatives and Other Fair Value Instruments - Summary

The following is a summary of the realized and unrealized derivative gain or loss incurred during the three months ended March 31, 2025 and 2024:

	Three months ended March 31,
	2025	2024
Net realized loss on settled copper collars	1,286	1,636
Net unrealized loss on outstanding copper collars	21,578	863
Realized loss on fuel call options	267	66
Unrealized (gain) loss on fuel call options	(12)	64
Net loss on copper price and fuel contracts (b)	23,119	2,629

Fair value adjustment on Cariboo contingent performance payments (Note 14)	(3,310)	-
Fair value adjustment on Florence copper stream derivative (c)	5,280	2,592
Loss on derivatives	25,089	5,221

b) Derivatives and Other Fair Value Instruments - Copper Collars and Fuel Contracts

No new derivative transactions were entered into by the Company during the three months ended March 31, 2025. The following is a summary of the derivative transactions entered into by the Company during the three months ended March 31, 2024:

Date of
Purchase	Contract	Quantity	Strike price	Period	Cost
Mar 2024	Copper collar	42 million lbs	US$3.75/ US$5.00 per lb	Jul 2024 - Dec 2024	1,985
Feb 2024	Fuel call options	12.5 million ltrs	US$0.79 per ltr	Feb 2024 - Jun 2024	165

Details of the outstanding options contracts as at March 31, 2025 are summarized in the following table:

	Quantity	Strike price	Period	Cost	Fair value
Copper collars	27 million lbs	US$4.00 per lb	Q2 2025	1,282	(14)
		US$5.00 per lb
Copper collars	54 million lbs	US$4.00 per lb	H2 2025	2,222	3,718
		US$5.40 per lb
Fuel call options	9 million ltrs	US$0.65 per ltr	Q2 2025	280	63

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

5. DERIVATIVES AND OTHER FAIR VALUE INSTRUMENTS (CONTINUED)

c) Derivatives and Other Fair Value Instruments - Florence Copper Stream

On December 19, 2022, the Company signed agreements with Mitsui & Co. (U.S.A.) Inc. ("Mitsui") to form a strategic partnership to develop the Florence Copper project. Mitsui has committed to an initial advance of US$50 million, with proceeds to be received in installments of US$10 million, to be used for the construction of the commercial production facility. The initial advance is in the form of a copper stream agreement (the "Copper Stream") obligates the Company to deliver on 2.67% of the copper produced at Florence Copper, with Mitsui to make an ongoing payment equal to 25% of the monthly average market price of copper on the day immediately preceding delivery under the contract. The Company received the final US$10 million instalment of the US$50 million Copper Stream on January 27, 2025.

Within the agreement, Mitsui has the option to invest an additional US$50 million for a 10% equity interest in Florence Copper (the "Equity Option"). The Equity Option is exercisable by Mitsui at any time up to three years following completion of construction of the commercial production facility. If Mitsui elects to exercise its Equity Option, the Copper Stream will terminate. If the Equity Option is not exercised, the Company will have the right to buy back 100% of the Copper Stream through a cash payment to Mitsui that would provide an internal rate of return of 10% on the stream deposits advanced (the "Buy Back Option"); otherwise, it will terminate once 40 million pounds of copper has been delivered under the agreement.

Under the arrangement, Taseko and Mitsui have also entered into an offtake contract for 81% of the copper cathode produced at Florence during the initial years of production. The contract will cease and be replaced with a marketing agency agreement if the Equity Option is exercised by Mitsui. Mitsui's offtake entitlement would also reduce to 30% if the Equity Option is not exercised, until the Copper Stream deposit is reduced to nil.

The Mitsui agreement is a financial liability measured fair value at each reporting period and includes the Copper Stream, Equity Option and Buy Back Option. The Company has determined that the fair value of the Copper Stream and Buy Back Option to be $87,498 as at March 31, 2025, based on estimates of future production, future copper prices, and other relevant factors. The Equity Option has been estimated to have a nominal fair value at March 31, 2025, and since the inception.

Florence Copper Stream fair value as at December 31, 2024	67,813
Advance from Florence Copper Stream (US$10 million)	14,381
Fair value adjustment	5,280
Foreign exchange translation	24
Florence Copper Stream as at March 31, 2025	87,498

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

6. FINANCE AND ACCRETION EXPENSES

	Three months ended March 31,
	2025	2024
Interest expense	17,346	14,820
Amortization of deferred financing charges	617	740
Less: interest expense capitalized (Note 11)	(5,756)	(2,748)
Finance expenses	12,207	12,812

Accretion on deferred revenue (Note 16b)	2,711	1,368
Accretion on provision for environmental rehabilitation	724	698
Accretion on Cariboo consideration payable (Note 14)	664	1,555
Accretion on Florence Royalty Obligation (Note 15)	2,571	3,416
Accretion expenses	6,670	7,037
Total finance costs	18,877	19,849

For the three months ended March 31, 2025, interest expense includes $428 (2024 - $366) from lease liabilities.

For the three months ended March 31, 2025, $5,756 (2024 - $2,748) of borrowing costs have been capitalized to Florence Copper development costs (Note 11).

7. INCOME TAX

	Three months ended March 31,
	2025	2024
Current income tax expense	-	805
Deferred income tax (recovery) expense	(7,980)	22,477
Income tax (recovery) expense	(7,980)	23,282

8. ACCOUNTS RECEIVABLE

	March 31,	December 31,
	2025	2024
Trade and settlement receivables	5,647	5,397
Other receivables	1,399	246
Accounts receivable	7,046	5,643

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

9. INVENTORIES

	March 31,	December 31,
	2025	2024
Current:
Copper concentrate	12,236	14,932
Molybdenum concentrate	628	642
Sulphide ore stockpiles	41,337	76,696
Oxide ore stockpiles	7,451	-
Materials and supplies	48,662	46,620
	110,314	138,890
Long term:
Oxide ore stockpiles	38,428	39,586

10. OTHER FINANCIAL ASSETS

	March 31,	December 31,
	2025	2024
Current:
Marketable securities	1,146	895
Copper price options (Note 5b)	3,704	26,568
Fuel call options (Note 5b)	63	332
	4,913	27,795
Long-term:
Investment in private companies	500	500
Reclamation deposits	459	459
	959	959

The Company holds strategic investments in publicly traded and privately owned mineral exploration and development companies, including marketable securities. Marketable securities and investments in privately owned companies are accounted for at fair value through other comprehensive income.

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

11. PROPERTY, PLANT AND EQUIPMENT

The following schedule shows the continuity of property, plant and equipment net book value for the three months ended March 31, 2025:

Net book value as at January 1, 2025	1,770,102
Additions:
Gibraltar capitalized stripping costs	44,018
Gibraltar capital expenditures	14,041
Florence Copper development costs	83,227
Florence Copper capitalized borrowing costs (Note 6)	5,756
Yellowhead development costs	457
Aley development costs	225
Other items:
Right of use assets	5,852
Rehabilitation costs asset	31
Disposals	(529)
Foreign exchange translation and other	159
Depletion and amortization	(22,043)
Net book value as at March 31, 2025	1,901,296

Net book value	Gibraltar Mine	Florence Copper	Yellowhead	Aley	Other	Total
As at January 1, 2025	925,911	800,935	25,762	17,173	321	1,770,102
Net additions	63,449	89,004	457	225	(88)	153,047
Changes in rehabilitation costs asset	31	-	-	-	-	31
Depletion and amortization	(21,711)	(102)	(52)	-	(178)	(22,043)
Foreign exchange translation	-	159	-	-	-	159
Net book value as at March 31, 2025	967,680	889,996	26,167	17,398	55	1,901,296

For the three months ended March 31, 2025, the Company capitalized development costs of $83,227 (2024 - $54,947) and borrowing costs of $5,756 (2024 - $2,748) (Note 6) for the Florence Copper project. The capitalization rate for borrowing costs applied by the Company is 8.25%.

Non-cash additions to Gibraltar capitalized stripping costs include $5,936 (2024 - $2,509) of depreciation on mining assets related to capitalized stripping. Depreciation related to the right of use assets for the three months ended March 31, 2025 was $2,799 (2024 - $2,834).

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

12. ACQUISITION OF CARIBOO COPPER CORPORATION

a) Acquisition of Cariboo from Dowa and Furukawa

On March 25, 2024 (the "Acquisition Date"), the Company completed the acquisition of the remaining 50% of Cariboo from Dowa Metals & Mining Co., Ltd. ("Dowa") and Furukawa Co., Ltd. ("Furukawa"), resulting in an additional 12.5% effective interest in Gibraltar, bringing Taseko's total effective interest to 100%. Gibraltar is operated through a joint venture in which Gibraltar Mines Ltd, holds a 75% interest and Cariboo holds the remaining 25% interest.

The acquisition price payable to Dowa and Furukawa ranges from a minimum of $117 million to a maximum of $142 million, with payments spread over a 10-year period (the "Purchase Consideration") from the Acquisition Date. The amount and timing of these payments depend on LME copper prices and Gibraltar's cashflow. The fair value of the Purchase Consideration on the Acquisition Date was determined to be $71,116 (Note 14).

The purchase consideration was allocated to the assets acquired and liabilities assumed, including the additional 12.5% effective interest in the Gibraltar joint venture, based on their estimated fair values at the Acquisition Date. The fair value of the net assets acquired was recorded at $118,542. To account for the difference between the fair value of net assets acquired of $118,542 and the total fair value of consideration payable of $71,116, the Company recognized a bargain purchase gain on Cariboo acquisition on the statement of comprehensive income of $47,426 for the three months ended March 31, 2024.

b) Deemed Disposition at Fair Value of 87.5% Gibraltar Interest on Acquisition of Control

Prior to March 25, 2024, the Company had joint control over the joint arrangement and proportionately consolidated its 87.5% effective interest of all the Gibraltar joint venture's assets, liabilities, income and expenses. On March 25, 2024, the Company acquired the remaining 12.5% interest through its purchase of Cariboo thereby increasing its effective interest to 100% in Gibraltar. As a result, the Company obtained full control and transitioned from joint control and a joint arrangement under IFRS 11 Joint Arrangements to full control under IFRS 10 Consolidated Statements and IFRS 3 Business Combinations. This transition in applicable standards requires the Company to reassess its previously held 87.5% interest in Gibraltar and remeasure this interest at fair value as of the March 25, 2024 acquisition date, with any gains or losses recognized immediately in the statement of comprehensive income. Additionally, the Company is required to measure all identifiable assets acquired and liabilities assumed at their fair values on this deemed acquisition date.

The fair value of copper concentrate inventory as at the deemed acquisition date was determined to be $37,717 compared to the book value of $22,735, which resulted in a gain of $14,982 recognized in the statement of comprehensive income (loss) for the three months ended March 31, 2024.

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

13. DEBT

	March 31,	December 31,
	2025	2024
Current:
Lease liabilities (d)	9,278	7,638
Gibraltar equipment loans (e)	19,033	18,579
Florence project facility (f)	6,744	6,636
	35,055	32,853
Long-term:
Senior secured notes (a)	706,381	705,756
Revolving credit facility (b)	-	-
Lease liabilities (d)	5,644	5,658
Gibraltar equipment loans (e)	25,546	30,419
Florence equipment facility (f)	20,769	22,522
	758,340	764,355
Total debt	793,395	797,208

a) Senior Secured Notes

On April 23, 2024, the Company completed an offering of US$500 million aggregate principal amount of senior secured notes (the "2030 Notes"). The 2030 Notes mature on May 1, 2030, and bear interest at an annual rate of 8.25%, payable semi-annually on May 1 and November 1. Of the net proceeds, $556.5 million (US$407 million) was used to redeem the outstanding senior secured notes and related premiums.

The 2030 Notes are secured by liens on the shares of Taseko's wholly owned subsidiary, Gibraltar Mines Ltd., and the subsidiary's rights under the joint venture agreement related to Gibraltar, as well as the shares of Curis Holdings (Canada) Ltd. ("Curis"), Florence Holdings Inc. ("Florence Holdings"), and Cariboo. The 2030 Notes are guaranteed by each of Taseko's existing and future restricted subsidiaries.  The liens on the collateral securing the notes and the guarantees will be first liens, but ranked below the liens of the revolving credit facility. The Company is subject to certain restrictions on asset sales, issuance of preferred stock, dividends, and other restricted payments. There are no maintenance covenants regarding the Company's financial performance.

The 2030 Notes contain customary prepayment options, some of which represent embedded derivatives required to be recognized at fair value, with changes in the fair value recognized in the Company's statement of comprehensive income (loss). The Company has estimated the prepayment options to have a nominal value.

b) Revolving Credit Facility

The Company has in place a secured US$110 million revolving credit facility (the "Facility"). The Facility is secured by first liens against Taseko's rights under the Gibraltar joint venture, as well as the shares of Gibraltar Mines Ltd., Curis, Florence Holdings, and Cariboo. The maturity date of the Facility is November 2, 2027. Amounts outstanding under the Facility bear interest at SOFR plus a margin of 4% and have a standby fee of 1%. As at March 31, 2025, no amount was advanced under the Facility (2024 - nil).

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

13. DEBT (CONTINUED)

b) Revolving Credit Facility (Continued)

The Facility has customary covenants for a revolving credit facility. Financial covenants include a requirement for the Company to maintain a senior debt to EBITDA ratio, an interest coverage ratio, a minimum tangible net worth, and a minimum liquidity amount, as defined under the Facility. The Company was in compliance with these covenants as at March 31, 2025. On April 16, 2025, the Company drew US$25 million under the Facility.

c) Letter of Credit Facilities

The Gibraltar joint venture has in place a $7 million credit facility for the purpose of providing letters of credit ("LC") to key suppliers of Gibraltar to assist with ongoing trade finance and working capital needs. Any LCs issued under the facility are guaranteed by Export Development Canada ("EDC") under its Account Performance Security Guarantee program. The facility is renewable annually, is unsecured, and contains no financial covenants. As at March 31, 2025, $3.75 million is outstanding under this LC facility (2024 - $3.75 million).

The Company also has a US$4 million credit facility for the sole purpose of issuing LCs to certain key contractors in conjunction with the development of Florence Copper. Any LCs issued under this facility will also be guaranteed by EDC. The facility is renewable annually, is unsecured, and contains no financial covenants. As at March 31, 2025, no LCs were issued and outstanding under this LC facility (2024 - nil).

d) Lease Liabilities

Lease liabilities have monthly repayment terms ranging from 12 to 72 months.

e) Gibraltar Equipment Loans

The equipment loans as at March 31, 2025, are secured by most of the existing mobile mining equipment at the Gibraltar mine. These loans commenced between December 2022 and December 2024, have monthly repayment terms of 48 months, and carry interest rates ranging from 6.3% to 9.4%.

f) Florence Equipment Facility

In 2023, the Company entered into a Florence project debt facility with Bank of America, secured against specific equipment, for total proceeds of US$25 million. The facility contains no financial covenants and has monthly repayments over a term of 60 months. The equipment facility bears interest at a blended rate of 9.3%.

g) Debt Continuity

The following schedule shows the continuity of total debt for the three months ended March 31, 2025:

Total debt as at January 1, 2025	797,208
Lease additions	5,852
Lease liabilities and equipment loans repayments	(10,228)
Unrealized foreign exchange loss	65
Deferred financing charges	(119)
Amortization of deferred financing charges	617
Total debt as at March 31, 2025	793,395

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

14. CARIBOO CONSIDERATION PAYABLE TO PRIOR OWNERS OF CARIBOO

In 2023 and 2024, the Company acquired Cariboo, which increased its effective ownership in Gibraltar from 75% to 100%. On March 15, 2023, the Company acquired Sojitz Corporation's ("Sojitz") 50% interest in Cariboo, resulting in a 12.5% increase in its effective interest in Gibraltar from 75% to 87.5%. On March 25, 2024, the Company acquired the remaining 50% of Cariboo from Dowa and Furukawa (Note 12), securing the remaining 12.5% effective interest in Gibraltar. The liabilities arising from these transactions are collectively referred to as the "Cariboo consideration payable".

Sojitz Transaction

The acquisition price consisted of a minimum amount of $60 million payable over a five-year period ("Sojitz minimum payments") and potential contingent performance payments depending on Gibraltar copper revenues and copper prices over the next five years ("Sojitz Contingent Consideration"). There is no interest payable on the minimum amounts. An initial $10 million was paid to Sojitz upon closing and the remaining minimum amount is payable in $10 million annual instalments over five years thereafter.

The contingent performance payments are payable annually for five years only if the average LME copper price exceeds US$3.50 per pound in a year. The payments are calculated by multiplying Gibraltar copper revenues by a price factor, which is based on a sliding scale ranging from 0.38% at US$3.50 per pound copper to a maximum of 2.13% at US$5.00 per pound copper or above. Total contingent payments cannot exceed $57 million over the five-year period, limiting the acquisition cost to a maximum of $117 million.

The third annual instalment of $10 million was paid in February 2025, whereas the contingent payment of $6,645 for the 2024 calendar year was paid on April 1, 2025. The Sojitz minimum payments are a financial liability measured at amortized cost.  The Sojitz Contingent Consideration is a financial liability measured at fair value through profit and loss.

Dowa and Furukawa Transaction

Amounts owing by Cariboo to Dowa and Furukawa are by way of non-interest bearing secured and unsecured promissory notes (collectively, the "Cariboo Notes" or "Dowa and Furukawa minimum payments") totaling $117 million which are guaranteed by Taseko. The secured Cariboo Notes are collateralized by Cariboo's 25% Gibraltar joint venture interest.  An initial payment of $5 million was made to Dowa and Furukawa against the Cariboo Notes on closing with the remaining principal payable in annual instalments over a 10-year period commencing in April 2026, with the secured Cariboo Notes repayable first.  At average LME copper prices below US$4.00 per pound, the annual repayments of the Cariboo Notes will be $5 million. This repayment amount will increase proportionally, reaching a maximum of $15.25 million when average LME copper prices are US$5.00 per pound or higher. Annual principal payments cannot exceed 6.25% of Gibraltar's annual cashflow between 2025 and 2028, and 10% between 2029 and 2033. Any remaining balance of the Cariboo Notes will be paid as a final balloon payment in April 2034.  The fair value of the Cariboo Notes on the Acquisition Date was determined to be $71,116. The Dowa and Furukawa minimum payments are a financial liability measured at amortized cost, with estimated annual instalments considering the repayment mechanism described above.

In addition, up to $25 million in contingent consideration is payable by Taseko to Dowa and Furukawa if average LME copper prices exceed US$5.00 per pound or higher consistently over the next ten years (the "Dowa and Furukawa Contingent Performance Payments"). The Dowa and Furukawa Contingent Performance Payments is a financial liability measured at fair value through profit and loss. The Company estimates this liability to have nil value as at March 31, 2025.

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

14. CARIBOO CONSIDERATION PAYABLE TO PRIOR OWNERS OF CARIBOO (CONTINUED)

As at March 31, 2025, the estimated present value of the Cariboo consideration payable is as follows:

	Sojitz	Dowa and Furukawa	Total
Balance as at December 31, 2024	72,209	73,659	145,868
Consideration paid	(10,000)	-	(10,000)
Fair value adjustment on contingent performance payments (Note 5a)	(3,310)	-	(3,310)
Accretion on minimum consideration payable (Note 6)	532	132	664
Balance as at March 31, 2025	59,431	73,791	133,222

As at March 31, 2025, the current and long-term portions of the Cariboo consideration payable is as follows:

Payable to	Sojitz	Dowa and Furukawa	Total
Minimum consideration payable	26,377	73,791	100,168
Contingent performance payments payable	33,054	-	33,054
Total Cariboo consideration payable	59,431	73,791	133,222
Less current portion:
Minimum consideration payable	9,404	-	9,404
Contingent performance payments payable	6,645	-	6,645
Long-term portion of Cariboo consideration payable	43,382	73,791	117,173

15. FLORENCE ROYALTY OBLIGATION

On January 15, 2024, Florence Holdings, an indirect wholly-owned subsidiary of Taseko, entered into agreements with Taurus Mining Royalty Fund L.P. ("Taurus"), pursuant to which Florence Holdings received US$50 million from Taurus in exchange for a perpetual gross revenue royalty interest in certain real property, mining and other rights held by Florence ("Florence Royalty Obligation"). The effective royalty rate is 2.05% of the gross revenue from the sale of all copper from Florence Copper for the life of mine. Proceeds from the royalty transaction were contributed to Florence Copper to fund the construction and development of the commercial production facility.

For accounting purposes, the purchase agreement is a financial liability at amortized cost. For the three months ended March 31, 2025, the Company recorded accretion on the royalty obligation of $2,571 (2024 - $3,416) in the statement of comprehensive income (loss).

Balance as at December 31, 2024	84,383
Accretion (Note 6)	2,571
Foreign exchange translation	24
Balance as at March 31, 2025	86,978

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

16. DEFERRED REVENUE

	March 31,	December 31,
	2025	2024
Current:
Customer advance payments (a)	6,918	4,311
Osisko silver stream agreement (b)	9,879	9,355
Current portion of deferred revenue	16,797	13,666
Long-term portion of Osisko silver stream agreement (b)	77,905	77,327
Total deferred revenue	94,702	90,993

a) Customer Advance Payments

As at March 31, 2025, the Company had received advance payments from a customer on 1.2 million pounds of copper concentrate inventory (December 31, 2024 - 0.9 million pounds).

b) Silver Stream Purchase and Sale Agreement

Between 2017 and 2023, the Company has entered into silver stream purchase and sale agreements with Osisko Gold Royalties Ltd. ("Osisko"), whereby the Company received upfront cash deposits payments totaling US$49.3 million for the sale of an equivalent amount of its 87.5% share of Gibraltar payable silver production until 6.3 million ounces of silver have been delivered to Osisko. After that threshold has been met, 35% of an equivalent amount of Taseko's share of all future payable silver production from Gibraltar will be delivered to Osisko.

On December 20, 2024, the Company amended the silver stream with Osisko and received US$12.7 million for the sale of an equivalent amount of the remaining 12.5% share of Gibraltar payable silver production until 6.8 million ounces of silver have been delivered to Osisko in aggregate. After that threshold has been met, 35% of an equivalent amount of Taseko's share of all future payable silver production from Gibraltar will be delivered to Osisko.

The current portion of deferred revenue is an estimate based on deliveries anticipated over the next twelve months.

Balance as at December 31, 2024	86,682
Accretion on deferred revenue (Note 6)	2,711
Amortization of deferred revenue (Note 3)	(1,609)
Balance as at March 31, 2025	87,784

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

17. EQUITY

At-the-market Equity Offering Program

On May 3, 2023, the Company announced that it entered into an equity distribution agreement providing for an at-the-market equity offering program ("ATM") for potential share issuances at an aggregate offering price of up to US$50 million.

As at March 31, 2025, the Company had issued a total of 22,627,320 shares under the ATM program in exchange for total gross proceeds of US$49,976, equivalent to $69,881. For the three months ended March 31, 2025, a total of 10,566,354 shares were issued for gross proceeds of US$21,519, equivalent to $30,994.

18. SHARE-BASED COMPENSATION

a) Share Options

	Options (thousands)	Average price
Outstanding as at January 1, 2025	9,033	2.01
Granted	2,813	3.06
Exercised	(634)	1.09
Forfeited	(51)	1.94
Outstanding as at March 31, 2025	11,161	2.33
Exercisable as at March 31, 2025	8,283	2.21

During the three months ended March 31, 2025, the Company granted 2,813,300 (2024 - 2,906,000) share options to directors, executives and employees, exercisable at an average exercise price of $3.06 per common share (2024 - $1.83 per common share) over a five-year period. The total fair value of options granted was $4,867 (2024 - $3,022) based on a weighted average grant-date fair value of $1.73 (2024 - $1.04) per option.

The fair value of options was measured at the grant date using the Black-Scholes formula. Expected volatility is estimated by considering historic average share price volatility. The inputs used in the Black-Scholes formula are as follows:

Expected term (years)	5.0
Forfeiture rate	0%
Volatility	64%
Dividend yield	0%
Risk-free interest rate	3.2%
Weighted-average fair value per option	$1.73

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

18. SHARE-BASED COMPENSATION (CONTINUED)

b) Deferred, Performance and Restricted Share Units

	PSUs (thousands)	DSUs (thousands)	RSUs (thousands)
Outstanding as at January 1, 2024	1,955	2,301	370
Granted	880	304	500
Cancelled	-	-	(80)
Settled	(530)	-	-
Outstanding as at January 1, 2025	2,305	2,605	790
Granted	742	265	489
Cancelled	-	-	(60)
Settled	(595)	-	-
Outstanding as at March 31, 2025	2,452	2,870	1,219

During the three months ended March 31, 2025, 264,900 DSUs were issued to directors (2024 - 303,750), 741,600 PSUs to senior executives (2024 - 880,000) and 489,000 RSUs to non-executives (2024 - 500,000). The fair value of DSUs, PSUs and RSUs granted was $5,593 (2024 - $3,067), with a weighted average fair value at the grant date of $3.06 per unit for the DSUs (2024 - $1.78 per unit), $4.43 per unit for the PSUs (2024 - $2.87 per unit), and $3.06 per unit for the RSUs (2024 - $1.78). Deferred share units and restricted share units are cash settled share-based compensation. Performance share units are accounted for as equity settled share-based compensation.

c) Share-based Compensation Summary

Share-based compensation expense is comprised as follows:

	Three months ended March 31,
	2025	2024
Share options expense	2,375	1,538
Performance share units expense	778	678
Restricted share units expense	249	151
Change in fair value of deferred share units	1,947	3,300
Less: share options expensed in production costs	(345)	(227)
	5,004	5,440

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

19. (LOSS) EARNINGS PER SHARE

(Loss) earnings per share, calculated on a basic and diluted basis, is as follows:

	Three months ended March 31,
	2025	2024
Net (loss) income attributable to common shareholders - basic and diluted	(28,560)	18,896
(in thousands of common shares)
Weighted-average number of common shares	310,424	290,465
Effect of dilutive securities:
Stock options, deferred, performance and restricted share units	-	1,497
Weighted-average number of diluted common shares	310,424	291,962
(Loss) earnings per common share
Basic (loss) earnings per share	(0.09)	0.07
Diluted (loss) earnings per share	(0.09)	0.06

20. COMMITMENTS AND CONTINGENCIES

a) Commitments

The Company is a party to certain contracts relating to service and supply agreements. Future minimum payments under these agreements as at March 31, 2025, are presented in the following table:

Remainder of 2025	12,025
2026	12,038
2027	1,763
2028	-
2029 and thereafter	-
Total commitments	25,826

As at March 31, 2025, the Company had commitments to incur capital expenditures of $24,560 (December 31, 2024 - $47,863) for Florence Copper and $6,489 (December 31, 2024 - $6,600) for Gibraltar.

As at March 31, 2025, the Company has provided surety bonds to the regulatory authorities for Gibraltar's reclamation obligations totaling $124.2 million (December 31, 2024 - $108.5 million). For Florence Copper, the Company has provided surety bonds totaling $51.9 million (December 31, 2024 - $51.9 million) to the federal and state regulators as reclamation security. Security for reclamation obligations is returned once the site is reclaimed to a satisfactory level and there are no ongoing monitoring and maintenance requirements.

During the first quarter of 2024, the Company replaced its letter of credit with the Province of British Columbia with a surety bond, which resulted in a $12,500 release of restricted cash to the Company's cash and equivalents.

b) Contingencies

There are no known contingencies that would impact the financial position or performance of the Company as at March 31, 2025.

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

21. SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended March 31,
	2025	2024
Change in non-cash working capital items
Accounts receivable	(1,400)	1,795
Inventories	23,415	8,675
Prepaids	2,383	2,267
Accounts payable and accrued liabilities[1]	(1,475)	(1,939)
Advance payment on product sales	2,610	(1,069)
Interest payable	-	(24)
Mineral tax payable	-	17
	25,533	9,722
Non-cash investing and financing activities
Cariboo acquisition, net assets (Note 12)	-	61,232
Assets acquired under capital lease	248	48
Right-of-use assets	5,604	539
[1] Excludes accounts payable and accrued liability changes on capital expenditures.

22. FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, based on the reliability of the inputs used to estimate the fair values.

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value of the senior secured notes, a Level 1 measurement, is determined based upon publicly available information. The fair values of the senior secured notes are $735,968 (December 31, 2024 - $735,038) and the face value is $719,400 (December 31, 2024 - $719,250) as at March 31, 2025. The fair value of all other financial assets and liabilities approximate their carrying values. The Company has certain financial assets and liabilities that are measured at fair value on a recurring basis and uses the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority.

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

22. FAIR VALUE MEASUREMENTS (CONTINUED)

	Level 1	Level 2	Level 3	Total
March 31, 2025
Financial assets and liabilities designated as FVPL
Derivative asset copper put and call options	-	3,704	-	3,704
Derivative asset fuel call options	-	63	-	63
Cariboo contingent performance payable	-	-	(33,054)	(33,054)
Florence copper stream and buy back option	-	-	(87,498)	(87,498)
Trade and settlement receivables	5,647	-	-	5,647
	5,647	3,767	(120,552)	(111,138)
Financial assets designated as FVOCI
Marketable securities	1,146	-	-	1,146
Investment in private companies	-	-	500	500
Reclamation deposits	459	-	-	459
	1,605	-	500	2,105
December 31, 2024
Financial assets and liabilities designated as FVPL
Derivative asset copper put and call options	-	26,568	-	26,568
Derivative asset fuel call options	-	332	-	332
Cariboo contingent performance payable	-	-	(36,363)	(36,363)
Florence copper stream and buy back option	-	-	(67,813)	(67,813)
Trade and settlement receivables	5,397	-	-	5,397
	5,397	26,900	(104,176)	(71,879)
Financial assets designated as FVOCI
Marketable securities	895	-	-	895
Investment in private companies	-	-	500	500
Reclamation deposits	459	-	-	459
	1,354	-	500	1,854

There have been no transfers between fair value levels during the reporting period. The carrying value of cash and equivalents, accounts receivables, accounts payable and accrued liabilities approximate their fair value as at March 31, 2025.

The Company's metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company's settlement receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market.

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

22. FAIR VALUE MEASUREMENTS (CONTINUED)

The Cariboo contingent performance payables and the Florence copper stream and buy back option, each Level 3 instruments, are estimated based on forecasted copper prices and sales volumes over their respective contract periods. The total estimated payments are then discounted to determine their fair value.

As at March 31, 2025, the determination of the estimated fair value of the investment includes comparison to the market capitalization of comparable public companies.

23. SEGMENTED INFORMATION

Based on the primary locations that we consider to be cash generating units ("CGUs") where the Company generates revenue, or plans to generate revenue, there are three reportable segments reported to the Chief Executive Officer, the Chief Operating Decision Maker ("CODM") - Gibraltar, Florence Copper and Yellowhead. Corporate activities are not considered a reportable segment and are included as a reconciliation to total consolidated results. These corporate activities include all exploration initiatives, corporate growth activities and groups that provide administrative, technical, financial and other support to the reportable segments. For producing segments, the Company evaluates performance based on earning (loss) from mining operations. The majority of the Company's earnings from mining operations, with associated revenue, production costs and depreciation, is attributable to the Gibraltar segment. Earnings from mining operations under the Florence segment, is solely related to depreciation on assets not currently engaged in the development of the commercial production facility. Other operating income (expenses) includes general and administrative, share-based compensation expense, project evaluation expense, changes in derivatives and other fair value instruments, and other income (expense). Net finance and other expense includes finance income and expenses, accretion expense, foreign exchange gains and losses, gain on Cariboo acquisition, and gain on acquisition of control of Gibraltar. Total assets do not include intra-group receivables between segments.

	Three months ended March 31, 2025
	Gibraltar	Florence Copper	Yellowhead	Corporate	Total
Earnings (loss) from mining operations	16,468	(102)	-	-	16,366
Other operating expenses	(23,266)	(6,110)	-	(5,154)	(34,530)
Loss before financing costs and income taxes	(6,798)	(6,212)	-	(5,154)	(18,164)
Net finance and other expenses	(2,911)	(1,224)	-	(14,241)	(18,376)
(Loss) income before taxes	(9,709)	(7,436)	-	(19,395)	(36,540)

	Three months ended March 31, 2024
	Gibraltar	Florence Copper	Yellowhead	Corporate	Total
Earnings from mining operations	24,419	-	-	-	24,419
Other operating expenses	(2,733)	(1,780)	-	(9,356)	(13,869)
Income (loss) before financing costs and income taxes	21,686	(1,780)	-	(9,356)	10,550
Net finance and other expenses	(8,264)	(7,126)	-	47,018	31,628
Income (loss) before taxes	13,422	(8,906)	-	37,662	42,178

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

23. SEGMENTED INFORMATION (CONTINUED)

	As at March 31, 2025
	Gibraltar	Florence Copper	Yellowhead	Corporate	Total
Total Assets	1,160,404	912,032	26,470	122,118	2,221,024
Total Liabilities	563,133	272,965	220	876,584	1,712,902
Property, plant and equipment	967,680	889,996	26,167	17,453	1,901,296

	As at December 31, 2024
	Gibraltar	Florence Copper	Yellowhead	Corporate	Total
Total Assets	1,182,605	828,422	26,024	157,992	2,195,043
Total Liabilities	561,165	250,211	335	880,110	1,691,821
Property, plant and equipment	925,911	800,935	25,762	17,494	1,770,102